Filed by General Binding Corporation
Pursuant to Rule 425 under the Securities Act of 1933
And deemed filed pursuant to Rule 14a-12 under
The Securities Exchange Act of 1934

Subject Company: General Binding Corporation
Subject Company's Exchange Act File No.: 000-02604

This material is not a substitute for the registration statement ACCO and GBC will file with the Securities and Exchange Commission in connection with the transaction, or the proxy statement/prospectus-information statement to be mailed to stockholders. Investors are urged to read the proxy statement/prospectus-information statement which will contain important information, including detailed risk factors, when it becomes available. The proxy statement/prospectus-information statement and other documents which will be filed by Fortune Brands, ACCO and GBC with the Securities and Exchange Commission will be available free of charge at the SEC’s website, www.sec.gov, or by directing a request when such a filing is made to ACCO World Corporation, 300 Tower Parkway, Lincolnshire, IL, 60069, Attention: Investor Relations; or by directing a request when such a filing is made to General Binding Corporation, One GBC Plaza, Northbrook, IL, 60062, Attention: Investor Relations.

GBC, its directors, and certain of its executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the participants in the solicitation will be set forth in the proxy statement/prospectus-information statement when it becomes available.

The following is a series of Q&A’s presented to GBC employees.

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Q&A’s

GBC Employees

Q:	Will I still have a job after the deal closes?

A:	The new management team will be charged with creating one company that represents the best of the two old companies. Efficiencies will be sought, and duplicated functions will be reviewed on a position-by-position basis. At this time, no final decisions have been made by the new management team.

Q:	How will decisions be made about people’s jobs?

A:	The needs of the new entity must be determined first, and then the skill sets and experience of employees from both companies will be matched to fill all open positions.

Q:	What happens to my benefits?

A:	The merger agreement calls for the continuation of all GBC benefits until new plans are established for the new company. All of your GBC service will be credited for the new company.

Q:	What will happen to our existing GBC common stock?

A:	At the time of the merger, all shares of GBC common stock will be converted on a one-for-one basis to shares of ACCO Brands Corporation.

Q:	I've got GBC stock in my 401(k). How will that be treated? Will I get new stock in the new company?

A:	That same ratio will be used to convert your 401 (k) shares to the new company stock.

Q:	If I'm let go, what will the company do to help me get a new job?

A:	GBC has implemented an enhanced general severance benefit for all employees whose employment is impacted, through no direct fault of their own, over the next twelve (12) months. In the event you are terminated, details regarding the severance plan will be communicated, in writing, by your supervisor and a representative of the HR department. In addition, we will sponsor outplacement assistance programs for all affected employees.

Q:	What is Enhanced General Severance benefit?

A.	GBC has improved the minimum number of severance to six weeks for all US employees if they are terminated in connection with this merger. Other severance terms are available from your Human Resource representative.

Q:	How does the percentage of ownership and the change in leadership affect us?

A:	With the exception of the CEO position (David Campbell) and the CFO position, all other positions are undecided at this time. Decisions regarding these positions will be communicated as soon as they are determined.

Q:	How will decisions be made about which plants or distribution centers stay and which go?

A:	Over the last few years, GBC has made significant progress consolidating locations and simplifying our plants and distribution centers. That process is an on-going one and the new company will continue to evaluate all locations based upon the needs of the business going forward.

Q:	Is this about cost cutting and, if so, are we going to be looking at pay-cuts or other cost cutting measures?

A:	Pay-cuts are not anticipated at this time. Cost savings have been, and will continue to be, a key strategy in ensuring competitive advantage. During the early phases of analysis by both parties in this merger, the identification of potential cost savings resulting from the creation of one larger organization, including such things as the elimination of duplicate job roles, have been part of the justification to move forward.

Q:	I can see the benefits of all this for some of senior management, but who else will benefit from this?

A:	We will now be part of a larger company, with personal growth opportunities for many GBCers. It is also a win-win for GBC and Fortune Brand shareholders, as combined entity results should improve.

Q:	What happens between now and closing?

A:	It’s business as usual while the various government agencies review the agreement and validate the proposed merger. This process is expected to take several months, and, while we expect approval, it is not guaranteed that the merger will be approved. We need to continue to run our business as we have in the past.

Q:	What happens to my stock options and GBC common stock?

A:	All options granted prior to 2005 will fully vest upon the effective date of the merger and will be converted into options in the new company at the same strike price. Options granted in 2005 will not vest in connection with the merger. GBC stock will be converted to the new company common stock on a one-for-one basis.

Q:	Is the Lane family involved?

A:	Lane Industries and the Lane family will continue to be a major shareholder in the new company. One of the Board of Director positions will be filled by a Lane representative.

Q:	If I am offered a position with the new company at a different location than I work today (e.g., Headquarters in Lincolnshire), will I receive severance if I decline the job?

A:	If the job role and commute are substantially similar to your current position and remuneration is equivalent, declining an offer of employment with the new company will be considered to be a voluntary quit and the employee will not be eligible for separation benefits.

This material is not a substitute for the proxy statement/prospectus-information statement ACCO World Corporation (“ACCO”) and General Binding Corporation (“GBC”) will file with the Securities and Exchange Commission. Investors are urged to read the proxy statement/prospectus-information statement which will contain important information, including detailed risk factors, when it becomes available. The proxy statement/prospectus-information statement and other documents which will be filed by ACCO and GBC with the Securities and Exchange Commission will be available free of charge at the SEC’s website, www.sec.gov, or by directing a request when such a filing is made to ACCO (300 Tower Parkway, Lincolnshire, IL, 60069, Attention: Investor Relations); or by directing a request when such a filing is made to GBC (One GBC Plaza, Northbrook, IL, 60062, Attention: Investor Relations).

GBC, its directors, and certain of its executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of GBC and their ownership of GBC stock is set forth in the proxy statement for GBC’s 2004 annual meeting of shareholders. Investors may obtain additional information regarding the interests of such participants by reading the proxy statement/prospectus-information statement when it becomes available.

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